Exhibit 99.1

MEDIA CONTACT:	INVESTOR CONTACTS:
Paul McSharry Ph: 353 1 663 3633	Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444

ELAN NAMES ROBERT A. INGRAM CHAIRMAN-DESIGNATE

Ingram, Former CEO Of Glaxo Wellcome And Former Vice Chairman Of GlaxoSmithKline, Will Become Non-Executive Chairman Of Elan In January, 2011

DUBLIN, December 6, 2010 --Elan Corporation, plc ("Elan") (NYSE: ELN) today announced that the Company’s Board of Directors has appointed Robert A. Ingram,  former Chief Executive Officer of Glaxo Wellcome plc and former Vice Chairman Pharmaceuticals of GlaxoSmithKline, to the Board effective immediately.  Further, he will assume his role as Chairman effective January 26, 2011, the date of the next board meeting, and will at that time succeed Kyran McLaughlin, who in April announced his intention to step down as Non-Executive Chairman following the completion of a search for a successor.

Bob Ingram said: “Elan is a company with tremendous science, talent and potential to have a positive impact on millions of patient lives and their families.  I am impressed with the progress the company has made over the past several years in advancing the science, improving its financial performance, and constructing unique and far reaching collaborations which will enable the company to continue to invest in science and innovate within the world of novel therapeutic advances.  I look forward to working with the Board and the management team to deliver long term benefits to science, patients and shareholders.”

Kyran McLaughlin said: “Bob Ingram is one of the most distinguished leaders in the global pharmaceutical industry.  With top level leadership experience at Glaxo Wellcome and GlaxoSmithKline, Bob has a proven track record of successful leadership and a deep understanding of the industry overall.  I am proud to be turning over the chairmanship to such a capable and high integrity leader and know that he will make many contributions as the company continues to develop and advance.”

Kieran McGowan, Elan’s Lead Director, said: “On behalf of the Board, I want to thank Kyran again for his leadership as Non-Executive Chairman over the past five years.  During this period, Elan has made many significant and fundamental business strides, emerging as a much stronger Company better positioned to deliver on its vital mission of advancing important science and therapies to the benefit of patients around the world.”

Since 2007, Robert Ingram has been a General Partner of Hatteras Venture Partners, LLC, a venture capital firm that invests in early stage life science companies in the southeast United States.  He has also served as an advisor to the Chief Executive Officer of GlaxoSmithKline plc, since January 2010.  Mr. Ingram previously served as Vice Chairman Pharmaceuticals of GlaxoSmithKline, acting as a special advisor to the Corporate Executive Team and attending its meetings in that capacity, from January 2003 until December 2009.  Prior to that, Mr. Ingram was Chief Operating Officer and President, Pharmaceutical Operations of GlaxoSmithKline from January 2001 to January 2003.  Previously, he was Chief Executive Officer of Glaxo Wellcome plc from 1997 to 2000 and Chairman of Glaxo Wellcome Inc., Glaxo Wellcome plc’s United States subsidiary, from 1999 to 2000.  He currently serves on the boards of directors of Allergan, Inc., Cree, Inc., Edwards Lifesciences Corporation, Lowe’s Companies, Inc. and Valeant Pharmaceuticals International, where he serves as Lead Director.

Elan was assisted in the search and hiring process for the position by Heidrick & Struggles, a leading provider of senior-level executive search and leadership consulting services.

About Elan Corporation, plc

Elan Corporation, plc is a neuroscience-based biotechnology company focused on discovering and developing advanced therapies in neurodegeneration and autoimmune diseases, and realizing the potential of its scientific discoveries to benefit patients and shareholders. The company has two business units: BioNeurology, focused on Alzheimer's and Parkinson's diseases and multiple sclerosis; and Elan Drug Technologies (EDT), a leading drug delivery business, which has over a dozen programs in late-stage development. Elan's marketed products include TYSABRI(R), a treatment for multiple sclerosis and Crohn's disease marketed in collaboration with Biogen Idec, which has over $1 billion in global sales annually. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

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Source: Elan Corporation, plc